

Wingspan Health

get a full picture of your health

Team

ENGINEERING



Susanne Fortunato



MEDICAL



Quinn Wang, MD



GROWTH



Gabrielle Pedriani



Patient Problem:
Hard to Answer Simple Questions

When was my last <u>tetanus shot</u>?

Am I due for a <u>pap smear</u>?

Is my <u>blood pressure</u> normally this low?

Did all that <u>exercise</u> make me healthier?

How much did it cost when I had <u>strep</u>?

Am I being <u>screened for everything</u> I should be?

Research Problem:
Flawed Data = Flawed Conclusions

Clinical & claims data rarely connected

No way to know if patients took prescribed meds

3-5% of patient IDs are corrupted

25+% missing medication data

30+% missing lab data

No additional wellness data

Can't tell when data is incorrect or incomplete

The Solution


PARTNERS
HEALTHCARE
CHA Cambridge Health Alliance
FENWAY HEALTH
THE DERMATOLOGY INSTITUTE OF BO
Beth Israel Deaconess Medical Center
23andMe
heal
dr+ on demand
Curology
myfitnesspal
fitbit
Natural Cycles
aetna
UnitedHealthcare
Anthem
Blue Cross
CVS pharmacy
PillPack
by amazon pharmacy
Walgreens

Include patients in data aggregation to create true longitudinal records



Vessel Health

Connect

Demo
Profile Settings

- Dashboard
- Conditions
- Medications
- Vital Signs
- Results
  - Cardiac
  - Metabolic
  - Hormonal
  - Blood Counts
  - Sexual Health
  - Add'l Screenings
  - Imaging
  - All Results

CHOLESTEROL TEST RESULTS

Adults at average risk of developing coronary artery disease should have their cholesterol checked **every five years**, beginning at age 18. More-frequent testing might be needed if your initial test results were abnormal or if you already have coronary artery disease, you're taking cholesterol-lowering medications, or you're at higher risk of coronary artery disease.

Show 10 entries

Search:

Higher levels of LDL raise your risk of heart disease

Date	LDL	HDL	Triglycerides	Total Cholesterol	Ratio
2015/10/03	77	86	64	177	
2019/09/13	110 high	89	77	203 high	

Showing 1 to 2 of 2 entries

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OTHER CARDIAC BLOOD TESTS

Substances in your blood can help your doctor determine if you have heart failure or are at risk of developing plaque deposits in your arteries (atherosclerosis). It's important to remember that one blood test alone doesn't determine your risk of heart disease. The most important risk factors for heart disease are smoking, high blood pressure, high cholesterol and diabetes.

Patient Registry Data Market



898M in 2018
2.5B in 2027
12% CAGR

Data Licensing Agreements:
One time data delivery,
500k ARR avg deal size

Data Sales

License

One time data delivery

500k ARR avg deal size

DaaS

Annual contracts, quarterly fee

Quarterly data refresh

Market Standards:
Data is packaged by disease area
Number of patients varies by disease
Preference for clinical & claims data
Structured data only (labs, meds, claims)
Low tech delivery platform

Data Product Competition

	WINGSPAN	Iqvia	Optum	GNS	OM1	OneRecord	Backpack Health
Clinical Records	☑	☑	☑	☐	☑	☑	☑
True Longitudinal Record	☑	☐	☐	☐	☐	☑	☑
Unique Patient IDs	☑	☐	☐	☐	☐	☑	☑
Can Communicate with Patient	☑	☐	☐	☐	☐	☑	☑
Claims Data	☐	☑	☑	☑	☑	☐	☐
Linked Clinical & Claims	☐	☐	☐	☐	☑	☐	☐
Wellness Data (fitness, food)	☐	☐	☐	☐	☐	☐	☐
Medication Adherence	☐	☐	☐	☐	☐	☐	☐
Symptom Tracking	☐	☐	☐	☐	☐	☐	☐
Genomic Data	☐	☐	☐	☐	☐	☐	☐

User Product Competition

	WINGSPAN	Apple HealthKit	OneRecord	Backpack	PicnicHealth
Big Picture View (data mapping)	☑	☐	☐	☐	☐
Data Integration	☑	☑	☑	manual for user	manual for company
High Coverage w/o FHIR legislation change?	☑	☐	☐	☐	☐
Epic	☑	☑	☑	☐	☐
Cerner, Allscripts	☑	☑	☐	☐	☐
Others	☑	☐	☐	☐	☐
Auth Cycle	1 time	every 2 days	every 2 days	☐	1 time
Wellness Data	☑	☑	☐	☐	☐
Free for User	☑	☑	☑	☑	☐
web based	☑	iPhone only	☑	☑	☑

WE'VE GOT DATA

300+ HEALTHCARE ORGS INTEGRATED IN <6 MONTHS
700+ IN <1 YEAR





Next 6 Months

USER GROWTH

5,000 Active Users

30-40% MOM growth (continued)

PRODUCT

90% coverage of US health systems

New data sources: health insurance, fitness/nutrition, consumer health